Exhibit 4.18

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. for the construction of steel frames for factory, office, and ancillary buildings in the Guilin facility

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with Beijing Shi Xin Steel Frame Co. Ltd. (“BSX”) on December 25, 2011.  Pursuant to the Agreement, BSX shall supply materials and construct steel frames for four (4) factory buildings, five (5) ancillary buildings structures, and two (2) factory offices, and flame resistant paint for one of the factory buildings and the ancillary buildings structures. The construction period is one hundred twenty (120) days and commences when lift equipment is installed on site.  The contract price is RMB 43 million.  Within ten (10) days of the effective date of this Agreement, Guilin JTF shall pre-pay BSX RMB 4.6 million.  During the construction, on the tenth day of each month, Guilin JTF shall make progress payments to BSX due the prior month, such payment shall be 85% of the progress payment due. Within one (1) month of the completion of the construction, Guilin JTF shall make a payment to BSX to bring the total amount paid to 95% of the contract price.  Guilin JTF shall hold the remaining 5% of the contract price as quality assurance fee, payable to BSX in two tranches with 3% of contract price payable one year after completion of construction and the remaining 2% of the contract price payable two years after completion of construction.